Exhibit 12.1

Ameren Corporation

Computation of Ratio of Earnings to Fixed Charges

(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2001	2002	2003	2004	2005
Net income from continuing operations	$468,545	$382,065	$524,145	$529,884	$605,725
Less- Change in accounting principle	(6,841)	-	18,416	-	(22,135)
Less- Minority interest	(4,252)	(13,627)	(7,050)	(4,201)	(3,231)
Add- Taxes based on income	305,667	236,320	301,209	282,558	356,016

Net income before income taxes, change in accounting principle and minority interest	785,305	632,012	813,988	816,643	987,107

Add- fixed charges:
Interest on long term debt	193,163	210,481	271,525	269,868	297,822
Estimated interest cost within rental expense	3,576	2,852	4,169	3,185	4,208
Amortization of net debt premium, discount, and expenses	5,485	8,260	10,210	12,983	14,687
Subsidiary preferred stock dividends	12,445	10,841	10,861	11,089	12,745
Adjust preferred stock dividends to pre-tax basis	8,002	6,706	6,469	5,913	7,227

Total fixed charges	222,671	239,140	303,234	303,038	336,689

Less: Adjustment of preferred stock dividends to pre-tax basis	8,002	6,706	6,469	5,913	7,227

Earnings available for fixed charges	999,974	864,446	1,110,753	1,113,768	1,316,569

Ratio of earnings to fixed charges	4.49	3.61	3.66	3.67	3.91